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SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-47372 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

| Westport | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris — (203) 341-3500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

| Four Corporate Drive, Suite 488 | Shelton | CT | 06484 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
4/2/14

# OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA CALDARI
NOTARY PUBLIC
State of Connecticut
My Commission Expires
November 30, 2018

Signature

President
Title

Virginia Caldari
Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

**SOURCE CAPITAL GROUP, INC.**

*Report Pursuant to Rule 17a-5(d) of*
*the Securities and Exchange Commission*

Years Ended December 31, 2013 and 2012

DH
L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

***Certified Public Accountants / Business Consultants***

*Financial Statements*

**SOURCE CAPITAL GROUP, INC.**

*Report Pursuant to Rule 17a-5(d) of*
*the Securities and Exchange Commission*

Years Ended December 31, 2013 and 2012

**SOURCE CAPITAL GROUP, INC.**

Years Ended December 31, 2013 and 2012

## CONTENTS

**Page**

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

# Independent Auditors' Report

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

## Report on the Financial Statements

We have audited the accompanying financial statements of Source Capital Group, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.


Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Accompanying Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in page 17 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in page 17 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in page 17 is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2014
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

SOURCE CAPITAL GROUP, INC.

## STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2013 | December 31, 2012 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 444,242** | $ 217,937 |
| Receivables from clearing brokers (Note 10) | **1,080,805** | 467,035 |
| Deposits with clearing organizations | **253,289** | 253,257 |
| Securities owned (Note 4) | **68,487** | 52,225 |
| Prepaid expenses and other current assets (Note 2) | **376,865** | 393,570 |
| Total current assets | **2,223,688** | 1,384,024 |
| Property and equipment (Note 3) | **33,116** | 41,063 |
| Security deposits | **48,843** | 48,843 |
| Other | **2,123** | 2,111 |
| **Total Assets** | **$2,307,770** | $1,476,041 |
| **Liabilities and Shareholder's Equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt (Note 6) | **$ 14,742** | $ 18,916 |
| Accounts payable and accrued expenses | **1,396,269** | 730,102 |
| Current portion of liability subordinated to the claims of general creditors (Note 7) | **35,000** | 35,000 |
| Total current liabilities | **1,446,011** | 784,018 |
| Long-term debt, net of current portion (Note 6) | | 14,742 |
| Liability subordinated to the claims of general creditors, net of current portion (Note 7) | | 35,000 |
| **Total Liabilities** | **1,446,011** | 833,760 |
| Commitments and contingencies (Note 9) | | |
| **Shareholder's equity:** | | |
| Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding | **100** | 100 |
| Additional paid in capital | **1,691,306** | 1,691,306 |
| Deficit | **( 829,647)** | ( 1,049,125) |
| **Total Shareholder's Equity** | **861,759** | 642,281 |
| **Total Liabilities and Shareholder's Equity** | **$2,307,770** | $1,476,041 |

*See notes to financial statements.*

SOURCE CAPITAL GROUP, INC.

## STATEMENTS OF INCOME

| | Year Ended December 31, 2013 | 2012 |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ 4,598,547 | $ 3,994,676 |
| Investment banking (Note 10) | 6,926,863 | 5,840,335 |
| Investment advisory income | 1,112,716 | 1,015,878 |
| Other securities revenue | 450,533 | 373,930 |
| Other income | 345,291 | 251,373 |
| Interest income | 196,918 | 278,134 |
| | 13,630,868 | 11,754,326 |
| **Expenses:** | | |
| Employees' compensation and commissions | 11,126,980 | 9,607,596 |
| Officers' salaries | 801,847 | 500,642 |
| Rent and occupancy costs | 373,663 | 382,441 |
| Professional services | 268,210 | 245,861 |
| Transaction fees | 220,737 | 164,287 |
| Payroll taxes and benefits (Note 8) | 191,673 | 265,810 |
| Filing fees, dues and subscriptions | 103,607 | 105,025 |
| Office operations | 89,435 | 102,716 |
| Travel and entertainment | 61,924 | 59,233 |
| Service fees | 59,896 | 58,819 |
| Bad debts | 36,267 | 8,796 |
| Insurance | 28,944 | 50,328 |
| Miscellaneous | 14,736 | 10,269 |
| Depreciation | 11,664 | 11,198 |
| Trading/broker errors and settlements | 11,153 | 32,546 |
| Marketing and advertising | 5,940 | 1,425 |
| Interest expense | 4,714 | 5,739 |
| | 13,411,390 | 11,612,731 |
| **Net income** | $ 219,478 | $ 141,595 |

*See notes to financial statements.*

SOURCE CAPITAL GROUP, INC.

# STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

| | Common Stock | Additional Paid in Capital | Deficit | Total |
|---|---|---|---|---|
| **Balance, January 1, 2012** | $100 | $1,691,306 | ($1,190,720) | $500,686 |
| Net income | | | 141,595 | 141,595 |
| **Balance, December 31, 2012** | **100** | **1,691,306** | **( 1,049,125)** | **642,281** |
| Net income | | | 219,478 | 219,478 |
| **Balance, December 31, 2013** | **$100** | **$1,691,306** | **($ 829,647)** | **$861,759** |

***See notes to financial statements.***

SOURCE CAPITAL GROUP, INC.

## STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

| | |
|---|---|
| Subordinated liabilities at December 31, 2012 | $70,000 * |
| Subordinated liabilities at December 31, 2013 | $35,000 * |

* *The subordinated liabilities qualify as equity capital under the provisions of the Securities and Exchange Rule 15C(3)-1(d)*

***See notes to financial statements.***

SOURCE CAPITAL GROUP, INC.

## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | **2013** | **2012** |
| **Cash flows from operating activities:** | | |
| Net income | **$219,478** | $141,595 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | **11,664** | 11,198 |
| Changes in operating assets and liabilities: | | |
| Receivables from clearing brokers | **( 613,770)** | ( 84,539) |
| Securities owned, net of securities sold | **( 16,262)** | ( 10,871) |
| Prepaid expenses and other current assets | **16,673** | ( 58,951) |
| Security deposits and other noncurrent assets | **( 12)** | 18,000 |
| Accounts payable and accrued expenses | **666,167** | ( 313,019) |
| Net cash provided by (used in) operating activities | **283,938** | ( 296,587) |
| **Cash flows from investing activities:** | | |
| Capital expenditures | **( 3,717)** | |
| Net cash used in investing activities | **( 3,717)** | |
| **Cash flows from financing activities:** | | |
| Repayment of subordinated debt | **( 35,000)** | ( 35,000) |
| Repayment of long-term debt | **( 18,916)** | ( 17,912) |
| Net cash used in financing activities | **( 53,916)** | ( 52,912) |
| **Net change in cash and cash equivalents** | **226,035** | ( 349,499) |
| Cash and cash equivalents, beginning | **217,937** | 567,436 |
| **Cash and cash equivalents, ending** | **$444,242** | $217,937 |

***See notes to financial statements.***

**NOTES TO FINANCIAL STATEMENTS**

Years Ended December 31, 2013 and 2012

## 1. Description of the Company and summary of significant accounting policies:

### Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2013 and 2012, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2013 and 2012, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

**Significant accounting policies:**

**Estimates and assumptions:**

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

**Cash and cash equivalents:**

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Securities transactions:**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at fair value.

**Fair value measurement:**

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

1. **Description of the Company and summary of significant accounting policies** (continued):

**Significant accounting policies** (continued):

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

**Level 1** – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

**Level 2** – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices of identical or similar assets or liabilities in inactive markets;
- observable inputs for the asset or liability other than quoted prices; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

**Level 3** – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

**Investment banking:**

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

**Investment advisory:**

Investment advisory revenue is recognized in the period in which the service is performed.

1. **Description of the Company and summary of significant accounting policies** (continued):

**Significant accounting policies** (continued):

**Commissions:**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Other securities revenue:**

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

**Income taxes:**

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Company but are reported on the income tax return of the shareholder for federal and state tax purposes. The Company is subject to corporate income taxes in certain states.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2012 are subject to examination by taxing authorities.

2. **Related party transactions:**

Included in prepaid expenses and other current assets is $271,500 and $299,100 of advances to employees and brokers at December 31, 2013 and 2012, respectively.

3. **Property and equipment:**

| | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Office and computer equipment | **$109,672** | $105,955 |
| Leasehold improvements | **5,835** | 5,835 |
| | **115,507** | 111,790 |
| Less accumulated depreciation | **82,391** | 70,727 |
| | **$ 33,116** | $ 41,063 |

Office and computer equipment includes $56,000 of computer equipment acquired under capital leases at December 31, 2013 and 2012. Accumulated depreciation on the equipment is $26,131 and $14,932 at December 31, 2013 and 2012, respectively. See Note 6.

4. **Securities owned:**

Securities owned consist of equity securities of corporate issuers.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy, as of December 31, 2013 and 2012:

| | **December 31, 2013 Fair Value Measurements Using:** | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities | **$62,917** | **$ 5,570** | — | **$68,487** |

| | **December 31, 2012 Fair Value Measurements Using:** | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities | $42,141 | $10,084 | — | $52,225 |

5. **Note receivable:**

Note receivable reflects a single transfer of $100,000 to investment banking client CSP Systems, Inc. with interest at a rate of 14%. The note is due on demand and is unsecured. Although as of December 31, 2011, an allowance was established against this loan and the accrual of interest was suspended, management remains optimistic that financing of CSP will be completed and the loan will be repaid.

6. **Long-term debt:**

| | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Capital lease obligations, due in aggregate monthly installments of $1,749, including interest at 8%, through October 2014. The obligations are collateralized by the underlying equipment. | **$14,742** | $33,658 |
| Less current portion | **14,742** | 18,916 |
| | **$ 0** | $14,742 |

7. **Liability subordinated to the claims of general creditors:**

| | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Liability subordinated to claims of general creditors consists of a non-interest bearing $175,000 collateralized secured demand note agreement, which has been advanced by First Clearing, LLC. The note calls for five annual principal payments of $35,000 payable April 30, 2010 through April 30, 2014. The subordinated liability has been advanced under an agreement pursuant to rules and regulations of FINRA and has been approved by FINRA. | **$35,000** | $70,000 |
| Less current portion | **35,000** | 35,000 |
| | **$ 0** | $35,000 |

8. **Employee benefits:**

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were S5,700 and $6,400 in 2013 and 2012, respectively.

## 9. Commitments and contingencies:

### Leases:

The Company leases office space under noncancellable operating leases expiring at various dates through August 2021. The office leases contain escalation clauses. A revision of the lease for the Scottsdale, Arizona office took effect on January 1, 2012 and caused a reduction in basic rent. Separately, management agreed to subsidize the Scottsdale rent for the benefit of the representatives occupying that space.

Future minimum lease payments on these leases are as follows:

| Year ending December 31: | |
|---|---|
| 2014 | $ 447,300 |
| 2015 | 457,100 |
| 2016 | 501,300 |
| 2017 | 424,500 |
| 2018 | 430,400 |
| Thereafter | 1,159,600 |
| | $3,420,200 |

Rent expense was $373,700 and $382,400 in 2013 and 2012, respectively. Rent expense is reported net of $131,000 and $112,100 of reimbursements from various representatives in 2013 and 2012, respectively.

### Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

The Company is subject to an ongoing investigation by FINRA which may result in penalties. In the opinion of management, the investigation is not expected to have a material adverse effect on the Company's operations.

### Clearing agreement:

The Company has a clearing agreement with First Clearing, LLC through February 2014.

9. **Commitments and contingencies** (continued):

**Clearing agreement** (continued):

As of December 31, 2013, the Company has agreed in principle to move its clearing function to Pershing LLC subject to completion of formal documents. First Clearing, LLC has agreed to continue to clear for the Company indefinitely, on a month-to-month basis, until the Company has completed a transition.

10. **Concentrations:**

Approximately 59% in 2013 and 44% in 2012 of investment banking revenue was earned from three and one investment banking clients, respectively. The Company had outstanding accounts receivable from these clients of approximately $825,400 and $203,700 at December 31, 2013 and 2012, respectively.

11. **Supplemental disclosure of cash flow information:**

| | **2013** | **2012** |
|---|---|---|
| Cash paid for interest | **$4,714** | $5,739 |

12. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

13. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $417,399 and $207,564, which exceeded the minimum requirement by $317,399 and $107,564, respectively. The Company's net capital ratio was 3.38 to 1 at December 31, 2013 and 3.68 to 1 at December 31, 2012.

14. **Subsequent events:**

Management has evaluated subsequent events through February 26, 2014, the date which the financial statements were available for issue.

SOURCE CAPITAL GROUP, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

| | December 31, | |
|---|---|---|
| | 2013 | 2012 |
| **Credits:** | | |
| Shareholder's equity | **$ 861,759** | $ 642,281 |
| Subordinated liability | **35,000** | 70,000 |
| | **$ 896,759** | $ 712,281 |
| **Less non-allowable assets:** | | |
| Prepaid expenses and other current assets | **376,865** | 393,570 |
| Property and equipment, net | **33,116** | 41,063 |
| Restricted securities and other assets | **50,966** | 50,954 |
| | **460,947** | 485,587 |
| Net capital before haircuts on securities positions | **435,812** | 226,694 |
| Haircuts on securities positions | **18,413** | 19,130 |
| Net capital | **417,399** | 207,564 |
| Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000) | **100,000** | 100,000 |
| **Excess of net capital** | **$ 317,399** | $ 107,564 |
| **Aggregate indebtedness:** | | |
| Accounts payable and accrued expenses | **$1,411,011** | $ 763,760 |
| Total aggregate indebtedness | **$1,411,011** | $ 763,760 |
| **Ratio of total aggregate indebtedness to net capital** | **3.38 to 1** | 3.68 to 1 |

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2013.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Source Capital Group, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dexter, Hillman, LaMonte & Staczala, P.C.

February 26, 2014
Shelton, Connecticut

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

**Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)**



Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Source Capital Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Source Capital Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Source Capital Group, Inc.'s management is responsible for Source Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfer for $15,669 paid July 30, 2013, wire transfer for $14,064 paid February 18, 2014), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047372 FINRA DEC
SOURCE CAPITAL GROUP INC 8*8
276 POST RD W
WESTPORT CT 06880-4703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 29,733

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 15,669 )

July 30, 2013
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 14,064

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,064

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ wired 2/18/14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Source Capital Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 18 day of February, 2014.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 13,630,868 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | 4,681 |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | 4,681 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,232,541 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 209,261 |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 273,997 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,680 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 26,562 | |
| Enter the greater of line (i) or (ii) | 26,562 |
| Total deductions | 1,742,360 |
| 2d. SIPC Net Operating Revenues | $ 11,893,188 |
| 2e. General Assessment @ .0025 | $ 29,733 |
| | (to page 1, line 2.A.) |